BART AND ASSOCIATES, LLC

Attorneys at Law

_____________________________________________________________

June 21, 2013

Via SEC Edgar Submission

Scott Anderegg, Staff Attorney

Mara L. Ransom, Assistant Director

Securities and Exchange Commission

Washington, D.C. 20549

RE:

Nexus Enterprise Solutions, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed January 28, 2013

File No. 333-184832

Dear Ms. Ransom:

I have reviewed your comment letter, and have provided the following answers and corrections to the issues raised in your comments.  I have listed each of your comments below, in order, and have responded below each comment.

Dilution of the Price You Pay for Your Shares, page 16

Comment 1:  Please provide dilution computations using net tangible book value and outstanding shares as of the most recent balance sheet provided in your filing.

Answer to Comment 1: The disclosure referenced in Comment 1 has been updated to provide dilution computations using the net tangible book value and outstanding shares as of the most recent balance sheet provided in the revised filing.

Selling Shareholders, 17

Comment 2:  We note your response to comment 1 in our letter dated February 15, 2013. We are unable to concur with your view that the subject transaction is appropriately characterized as a secondary offering under Rule 415. Specifically, your indication that the amount of shares involved “falls within a range of ‘normal’” is unclear to us. Also, at least two of your shareholders appear to be affiliates of the company and are selling all of the shares they hold, which they purchased at a discount to the shares sold to other investors at the same time. Therefore, certain aspects of your offering continue to cause us to believe that

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111

Phone: (720)-226-7511     Facsimile: (303)-745-1880       E: kbart@kennethbartesq.com

www.kennethbartesq.com

June 21, 2013

you may not qualify to conduct a primary offering "at the market" under Rule 415(a)(4) of Regulation C. Please advise.

Answer to Comment 2:  The Company believes that this transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i) of Regulation C, and the shares are not being sold by the registrant, but rather by its selling shareholders.  The Company believes that its securities may be registered for an offering to be made on a continuous or delayed basis in the future, due to the fact that its registration statement pertains only to securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.  While there are company affiliates involved in the offering, they have restricted the amount of their shares that are being registered, and the Company believes that this transaction complies with Rule 415(a)(1)(i).  There are two beneficial owners of 5% or more of the outstanding stock that are registering all of the shares that they hold, but they are not affiliates of the company.  While ownership of 5% or more of the outstanding shares does require them to be listed in the beneficial ownership list, it is less than the 10% equity interest that would deem them to be affiliates.  Demali Consulting is owned by Kristy Ricetti and Marlene Wasserman, who is the mother of Adam Wasserman, and neither individual falls within the definition of “affiliate”.  CMB Family Investment Co., LP is owned by Siham Bokzam, who is the mother of Maureen Morgan Bokzam.  Siham Bokzam is not deemed to be an affiliate by being the mother of an adult affiliate of the company.

The Compliance and Disclosure Interpretation, Securities Act Rules, 612.09 states the following factors to be considered as part of a determination of a secondary offering:  1) how long the selling shareholders have held the shares, 2) their relationship to the issuer, 3) the amount of shares involved, 4) whether the sellers are in the business of underwriting securities, and 5) whether under all circumstances it appears that the seller is acting as a conduit for the issuer.  1) Almost every shareholder has held his or her shares for longer than one year, 2) the affiliate list has been provided and all other shareholders who are part of this registration are non-affiliates of the Company, 3) the amount of shares involved is 7,492,000, 4) the only individual who has any affiliation with an underwriter is David Halabu, but he is not acting as an underwriter for the Company and he has no agreements with anyone to distribute the Company’s shares or act as an underwriter or broker-dealer on behalf of the Company, and 5) none of the selling shareholders are acting as a conduit for the Company, and based on all of the above factors, the Company feels strongly that this offering is compliant with Rule 415(a)(1)(a) and believes that the shares may be issued on a delayed or continuous basis in the future by its selling shareholders as a secondary offering.

Shares Offered by the Selling Stockholders, page 19

Comment 3:  We note your response to comment 2 in our letter dated February 15, 2013. Please augment your disclosure to disclose, if true, that Mr. Halabu purchased the securities to be resold in the ordinary course of business and, at the time of purchase, Mr. Halabu had no agreement or understanding directly or indirectly, with any person to distribute the securities.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111

Phone: (720)-226-7511     Facsimile: (303)-745-1880 E: kbart@kennethbartesq.com

www.kennethbartesq.com

June 21, 2013

Answer to Comment 3:  I have been informed by Mr. Halabu and the Company that Mr. Halabu purchased the securities in the ordinary course of business, that at the time of the purchase Mr. Halabu had no agreement or understanding directly or indirectly with any person to distribute the securities, and that Mr. Halabu has never acted as a broker/dealer or underwriter on behalf of the Company.  The requested disclosure has been added to the revised registration statement.

Market for Common Equity and Related Stockholder Matters, page 27

Holders of Our Common Stock, page 27

Comment 4:  Please disclose the approximate number of holders of your common stock. Refer to Item 201(b) of Regulation S-K.

Answer to Comment 4: This disclosure has been added to the section titled “Holders of Our Common Stock”.

Management’s Discussion and Analysis or Plan of Operation, page 28

Results of Options, page 28

Comment 5:  Please expand your disclosure to more fully discuss the causes for any material changes from period to period. In this regard, please ensure that you quantify, if possible, the impact of each cause that you discuss to provide better insight into the underlying reasons behind the changes in your results. Please see Item 303(a)(3) of Regulation S-K and our Release No. 33-8350 for additional guidance.

Answer to Comment 5: The disclosure has been expanded to discuss the causes for any material changes from period to period pursuant to Item 303(a)(3) of Regulation S-K and Release No. 33-8350.

Liquidity and capital resources, page 30

Comment 6:  We note your disclosures that your “principal source of liquidity will be our operations” and that you “have sufficient cash to meet our operating requirements for the next twelve months.” Considering your going concern opinion, working capital deficit and significant operating losses and operating cash outflows, tell us how these statements accurately address your liquidity position. Please revise your disclosures as necessary and ensure that you address how management intends to finance operations.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111

Phone: (720)-226-7511     Facsimile: (303)-745-1880 E: kbart@kennethbartesq.com

www.kennethbartesq.com

June 21, 2013

Answer to Comment 6: The disclosure has been amended to give additional detail to why the company believes that its revenue and operations will generate enough capital to meet our operating requirements during the next twelve months, and what the company intends to do if its revenue and operations are not sufficient to meet operating requirements.

Executive Compensation, page 32

Summary Compensation Table, page 33

Comment 7:  You state on page 17 that Mr. Foster received shares “as payment for his oral agreement to serve as Chief Executive Officers of the company” and yet these shares have not been reflected here. Please revise or advise.

Answer to Comment 7: The disclosure described in Comment 7 has been added to the Summary Compensation Table.

Financial Statements, page 38

Notes to Financial Statements, page 44

Accounts Receivable, page 45

Comment 8:  We have reviewed your response to comment 14 in our letter dated February 15, 2013. Please disclose that the payment terms for your customers are net thirty days.

Answer to Comment 8: The disclosure listed in Comment 8 has been added to the “Accounts Receivable” section of the Notes to the Financial Statements.

Item 15.  Recent sales of unregistered securities, page 49

Comment 9:  We note your response to comment 18 in our letter dated February 15, 2013. However, we continue to see inconsistent disclosures of your sales of unregistered securities. For example, on page 50 in the ninth paragraph you disclose that Messrs. Tompkov, Bayardelle and Jennings received an aggregate of 385,000 shares of common stock on March 7, 2012 upon conversion of $88,500 of debt, reflecting a conversion rate of $.22. However, you disclose on page 17 that Jamie Bayardelle received a total of 400,000 shares at a conversion rate of $.0625. Please review and revise your disclosures to ensure that they are consistent and complete.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111

Phone: (720)-226-7511     Facsimile: (303)-745-1880 E: kbart@kennethbartesq.com

www.kennethbartesq.com

June 21, 2013

Answer to Comment 9: The disclosures in the section titled “Acquisition of Shares by Selling Shareholders” have been corrected to be consistent and complete, and now accurately reflect the issuances listed in Item 15.

Comment 10:  We note your response to comment 19 in our letter dated February 15, 2013. We reissue our prior comment. Please state briefly the facts relied upon to make the exemption available in each of these transactions. As indicted in your response, some of the securities were issued in payment for services and some were issued to friends and family. This suggests that there may be different factual bases as well as different exemptions relied upon; please clarify. Please also provide us with the legal basis for your assertion that a Form D was not required to be filed. In general, if you are relying on a Regulation D exemption, the Commission requires you to file a Form D.

Answer to Comment 10:  After further investigation of the issuances listed in Item 15, the exemption that Company is relying upon is Section 4(2).  This disclosure has been included in the revised filing.  The Company believes that the issuances listed in Item 15 constitute incidental sales and issuances that took place during roughly a 17 month time period not related or pursuant to a combined plan or offering.  The sales and issuances were made to people who were known to the company, who knew the company well, and who were aware of the operations of the Company.  Due to the fact that the Company is relying on Section 4(2) as it relates to the sales and issuances of unregistered securities, it was not necessary for the Company to file a Form D.

Item 16. Exhibits, page 51

Comment 11:  We note your response to comment 21 in our letter dated February 15, 2013 and your indication that the language in your Articles of Merger was included in error. Please tell us whether you intend to correct this error and, if not, why this language is not binding upon you.

Answer to Comment 11:  The Company is currently determining the necessity of correcting the language that was mistakenly included in the Articles of Merger.  The Company believes that the wrong company name was listed in the Articles of Merger, relating to which Articles of Incorporation would control subsequent to the Merger.  The Company believes that while the intent was to operate under the Articles of Incorporation of Nexus Enterprise Solutions, the incorrect language was overlooked during the drafting of the Merger Agreement that was submitted for filing.  The Company has been operating based on the intent at the time of the merger, rather than based on the incorrect language mistakenly included in the Articles of Merger.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111

Phone: (720)-226-7511     Facsimile: (303)-745-1880 E: kbart@kennethbartesq.com

www.kennethbartesq.com

June 21, 2013

Item 17. Undertakings, page 51

Comment 12:  Please note that due, in part, to the language of Securities Act Rule 430C(d), the undertaking included in Item 512(a)(6) of Regulation S-K should be included in filings for initial public offerings. Also the applicability of this undertaking is not limited to primary offerings, as you suggest in your response, so much as the “initial distribution” of securities. Please revise your registration statement to include this undertaking.

Answer to Comment 12:  The undertakings included in Item 512(a)(6) of Regulation S-K have been added to the Undertakings section of the revised registration statement.

Respectfully submitted,

/s/ Ken Bart

Ken Bart

Bart and Associates, LLC

Attorney for Nexus Enterprise Solutions, Inc.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111

Phone: (720)-226-7511     Facsimile: (303)-745-1880 E: kbart@kennethbartesq.com

www.kennethbartesq.com